March 3, 2025

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	via electronic filing

Re:	Vanguard Tax-Managed Funds (the “Trust”) 33-53683 / 811-07175 Re: Request for Withdrawal of Amendment to a Registration Statement

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Vanguard 500 Index Fund (the “Fund”), submits this application for withdrawal of Post-Effective Amendment No. 76 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A which was filed pursuant to Rule 485(a)(2) on July 21, 2023 (Accession No. 0001683863-23-005608). The automatic effectiveness of the Amendment had been delayed pursuant to subsequent 485BXT filings made pursuant to Rule 485(b)(1)(iii), as listed below (the “Delaying Amendments”):

Post-Effective Amendment	Filing Date	Accession Number
No. 77	October 5, 2023	0001683863-23-007042
No. 78	November 2, 2023	0001683863-23-007489
No. 79	November 30, 2023	0001683863-23-007885
No. 80	December 28, 2023	0001683863-23-008729
No. 81	January 25, 2024	0001683863-24-000258
No. 82	February 22, 2024	0001683863-24-000791
No. 83	March 21, 2024	0001683863-24-001790
No. 84	April 18, 2024	0001683863-24-002698
No. 86	May 16, 2024	0001683863-24-003908
No. 87	June 13, 2024	0001683863-24-004229
No. 88	July 11, 2024	0001683863-24-004586
No. 89	August 8, 2024	0001683863-24-004851
No. 90	September 5, 2024	0001683863-24-005210
No. 91	October 3, 2024	0001683863-24-005940
No. 92	October 31, 2024	0001683863-24-006273
No. 93	December 2, 2024	0001683863-24-008748

The Amendment was filed for the purpose of creating the Fund as a new series of the Trust in connection with a planned reorganization of the Vanguard 500 Index Fund, a series of Vanguard Index Funds, into the Fund. The Delaying Amendments were filed for the sole purpose of delaying the effectiveness of the

Amendment. No securities were sold in connection with the Amendment, and the Trust has decided not to continue with the launch of the Fund or the reorganization at this time.

The Trust respectfully requests the Commission's consent to the withdrawal of the Amendment filed under the EDGAR submission type 485APOS and the associated Delaying Amendments listed above filed under the EDGAR submission type 485BXT.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Sanu Thomas at sanu_thomas@vanguard.com or at (610) 669-6219.

Sincerely,

/s/ Anthony Coletta

Anthony Coletta
Assistant General Counsel
Office of the General Counsel

Enclosures

cc: Lisa N. Larkin
U.S. Securities and Exchange Commission